EXHIBIT 99.1

TransAlta Achieves Commercial Operation of 200 MW Horizon Hill Wind Facility, increasing its United States Renewables Fleet to over 1 GW

CALGARY, Alberta, May 21, 2024 (GLOBE NEWSWIRE) -- TransAlta Corporation (“TransAlta” or the “Company”) (TSX: TA) (NYSE: TAC) announced today that the 200 MW Horizon Hill Wind Project ("Horizon Hill"), located in Logan County, Oklahoma, has achieved commercial operation. The facility is fully contracted to Meta Platforms Inc. ("Meta"), which is receiving both clean electricity and environmental attributes from the new facility.

“Since 2020, Meta has supported its global operations with 100 per cent wind and solar energy. As our footprint grows, it’s key that we find strong partners who can help us continue to meet that goal by bringing new renewable energy to the grid,” said Urvi Parekh, head of renewable energy at Meta. “We are excited to partner with TransAlta to help power our operations with clean electricity.”

“We are pleased to bring our 30th wind facility, Horizon Hill, into service. The completion of the facility also concludes the significant construction program we started in 2021 through which we have added 800 MW of contracted renewable electricity to our portfolio. With the completion of Horizon Hill, over 60 per cent of our fleet is now contracted on a megawatt basis," said Mr. John Kousinioris, President and Chief Executive Officer of TransAlta. "Horizon Hill also brings our US renewables fleet to over one GW, another key milestone for TransAlta, and provides a clean energy solution to a leading corporate energy customer.”

On Feb. 22, 2024, the Company entered into a 10-year transfer agreement with an AA- rated customer for the sale of approximately 80 per cent of the expected production tax credits ("PTCs") to be generated from Horizon Hill. The remaining PTCs are expected to be sold through spot transactions or contracted at a later date.

Horizon Hill Highlights

· Long-term contracted revenues with Meta who will receive 100 per cent of both renewable electricity and environmental attributes;

· Facility includes 34 Vestas V162 and V136 turbines, of which 33 have 119-metre towers and one has a 105-metre tower;

· 10-year transfer agreement for approximately 80 per cent of PTCs, which are subject to an annual inflation adjustment factor, with an AA- rated third-party customer, with opportunity to contract the remaining 20 per cent;

· Extends TransAlta's weighted-average contract life of its renewables portfolio1 to over 12 years; and

· Estimated average annual adjusted EBITDA range between US$31 and US$33 million, including third-party sales of PTCs.

(1) The weighted-average remaining contract life does not include our merchant renewables assets. For power generated under long-term power purchase agreements ("PPAs") and other long-term contracts, the weighted-average remaining contract life is based on long-term average gross installed capacity.

About TransAlta Corporation:

TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. TransAlta provides municipalities, medium and large industries, businesses and utility customers with clean, affordable, energy efficient and reliable power. Today, TransAlta is one of Canada’s largest producers of wind power and Alberta’s largest producer of hydro-electric power. For over 112 years, TransAlta has been a responsible operator and a proud member of the communities where we operate and where our employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals and the Future-Fit Business Benchmark, which also defines sustainable goals for businesses. Our reporting on climate change management has been guided by the International Financial Reporting Standards (IFRS) S2 Climate-related Disclosures Standard and the Task Force on Climate-related Financial Disclosures (TCFD) recommendations. TransAlta has achieved a 66 per cent reduction in GHG emissions or 21.3 million tonnes CO2e since 2015 and received an upgraded MSCI ESG rating of AA.

For more information about TransAlta, visit our web site at transalta.com.

Cautionary Statement Regarding Forward-Looking Information

This news release contains “forward-looking information”, within the meaning of applicable Canadian securities laws, and “forward-looking statements”, within the meaning of applicable United States securities laws, including the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward-looking statements). In some cases, forward-looking statements can be identified by terminology such as “plans”, “expects”, “proposed”, “will”, “anticipates”, “develop”, “continue”, and similar expressions suggesting future events or future performance. In particular, this news release contains, without limitation, statements pertaining to the anticipated benefits arising from the Horizon Hill facility (defined above); expected generation of PTCs (defined above) to be sold through spot transactions or contracted to customers; and the estimated average annual adjusted EBITDA range for the Horizon Hill facility. These forward-looking statements are not historical facts but are based on TransAlta’s belief and assumptions based on information available at the time the assumptions were made, including, but not limited to the political and regulatory environments; and the condition of the financial markets not changing significantly. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include: changes in power prices; supply chain disruptions impacting major maintenance projects; cybersecurity breaches; the settlement price of the PPA being greater than the nodal price received in the market; congestion and curtailment risks and the potential for negative priced hours; negative impacts to our credit ratings; legislative or regulatory developments and their impacts; increasingly stringent environmental requirements and their impacts; increased competition; global capital markets activity (including our ability to access financing at a reasonable cost or at all, including as it pertains to PTCs); changes in prevailing interest rates, currency exchange rates and inflation levels; armed hostilities; general economic conditions in the geographic areas in which TransAlta operates; and other risks and uncertainties discussed in the TransAlta’s materials filed with the securities regulatory authorities from time to time and as also set forth in TransAlta’s most recent MD&A and Annual Information Form for the year ended Dec. 31, 2023. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect TransAlta’s expectations only as of the date of this news release. The purpose of the financial outlooks contained in this news release are to give the reader information about management’s current expectations and plans and readers are cautioned that such information may not be appropriate for other purposes and is given as of the date of this news release. TransAlta disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

For more information:

Investor Inquiries:	Media Inquiries:
Phone: 1-800-387-3598 in Canada and US	Phone: 1-855-255-9184
Email: investor_relations@transalta.com	Email: ta_media_relations@transalta.com